Exhibit 99.5
Jacobs Private Equity, LLC
350 Round Hill Road
Greenwich, CT 06831
September 2, 2011
XPO Logistics, Inc.
429 Post Road
Buchanan, MI 49107
Gentlemen:
     Reference is made to the Investment Agreement, dated June 13, 2011, among Jacobs Private Equity, LLC, a Delaware limited liability company (“JPE”), certain other investors (such other investors, the “Investors”), and Express-1 Expedited Solutions, Inc., now known as XPO Logistics, Inc., a Delaware corporation (the “Company”), as amended (the “Investment Agreement”), pursuant to which JPE and the Investors made an investment in the Company as of the date hereof. On the date hereof, in accordance with the terms and conditions of the Investment Agreement, the Company issued to JPE, for $67,500,000 in cash, (i) 67,500 shares of Series A Convertible Perpetual Preferred Stock of the Company (the “Preferred Stock”), which are initially convertible into an aggregate of 9,642,857 shares of Company common stock, and (ii) warrants to initially purchase 9,642,857 shares of Company common stock (the “Warrants”) at an initial exercise price of $7.00 per share. The shares of Preferred Stock, the Warrants and the shares of common stock issued or issuable upon conversion of the Preferred Stock or exercise of the Warrants are referred to, collectively, as the “Registrable Securities”.
     Although JPE intends to exercise its right to request the registration of the sale of the Registrable Securities on a Registration Statement on Form S-3, JPE would like to confirm its commitment to the long-term success of the Company. To reinforce JPE’s long-term commitment to the Company and its stockholders, JPE, acting unilaterally and voluntarily, hereby commits to the Company that, during the period ending one year from the date hereof, it will not sell or otherwise transfer any of the Registrable Securities, other than transfers to affiliates, who will also make such commitment, or as security for financial planning purposes and charitable contributions.

Very truly yours, JACOBS PRIVATE EQUITY, LLC,
by	/s/ Bradley S. Jacobs
	Name:	Bradley S. Jacobs
	Title:	Managing Member